EXHIBIT 99.1

LJ INTERNATIONAL INC

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE DATA)

	As of	As of
	September 30	December 31
	2004	2003
	(Unaudited)
ASSETS	US$	US$
Current assets:
Cash and cash equivalents	5,363	2,722
Restricted cash	6,234	5,931
Trade receivables, net of allowance for doubtful accounts (US$159 as of September 30, 2004 and December 31, 2003)	14,418	15,243
Derivative contracts	541	651
Inventories	34,419	21,487
Prepayments and other current assets	4,434	3,726

Total current assets	65,409	49,760
Properties held for lease, net	1,465	1,506
Property, plant and equipment, net	4,557	4,931
Due from related parties	495	508
Goodwill, net	1,521	1,521
Investment securities, net	2,460	2,460

Total assets	75,907	60,686

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Bank overdrafts	649	1,312
Notes payable, current portion	1,531	1,516
Capitalized lease obligation, current portion	18	18
Letters of credit, gold and other loans	21,390	16,737
Embedded derivative	970	1,430
Trade payables	13,675	8,417
Accrued expenses and other payables	3,678	2,864
Income taxes payable	483	326
Deferred taxation	87	87

Total current liabilities	42,481	32,707
Other payables, non-current	63	77

Total liabilities	42,544	32,784

Minority interest	—	—

Stockholders’ equity
Common stocks, par value US$0.01 each,
Authorized — 100 million shares,
Issued —
12,277,658 shares as of September 30, 2004; 9,890,006 shares as of December 31, 2003	123	99
Common stock warrants	169	—
Additional paid-in capital	23,111	19,802
Accumulated other comprehensive loss	(151)	(151)
Retained earnings	10,111	8,152

Total stockholders’ equity	33,363	27,902

Total liabilities and stockholders’ equity	75,907	60,686

See accompanying notes to the condensed consolidated financial statements.

LJ INTERNATIONAL INC
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three months ended		Nine months ended
	September 30		September 30
	2004	2003	2004	2003
	US$	US$	US$	US$
Operating revenue	21,613	16,926	52,369	39,681
Costs of goods sold	(16,966)	(13,426)	(40,419)	(30,570)

Gross profit	4,647	3,500	11,950	9,111
Selling, general and administrative expenses	(3,261)	(2,630)	(9,295)	(7,515)

Operating income	1,386	870	2,655	1,596
Other revenue and expense
Other revenues	45	45	113	163
Interest expenses	(260)	(203)	(645)	(521)

Income before income taxes and minority interest	1,171	712	2,123	1,238
Income taxes	(103)	(11)	(164)	(26)

Income before minority interest	1,068	701	1,959	1,212
Minority interest	—	—	—	8

Net income	1,068	701	1,959	1,220

Numerator:
Net income used in computing basic and diluted earnings per share	1,068	701	1,959	1,220

Denominator:
Weighted average number of shares used in calculating basic earnings per share	11,134,491	8,503,602	10,724,915	8,503,602
Effect of dilutive potential ordinary shares:
Warrants & stock options	747,626	1,562,577	1,109,670	1,562,577

Weighted average number of shares used in calculating diluted earnings per share	11,882,117	10,066,179	11,834,585	10,066,179

Earnings per share:
Basic	0.10	0.08	0.18	0.14
Diluted	0.09	0.07	0.17	0.12

See accompanying notes to the condensed consolidated financial statements.

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
(UNAUDITED)
(IN THOUSANDS EXCEPT SHARE DATA)

Nine months ended September 30, 2004

	Common Stock		Common		Accumulated Other
			Stock	Paid-in	Comprehensive	Retained
	Shares	Par Value	Warrants	Capital	Loss	Earnings	Total
		US$	US$	US$	US$	US$	US$
Balance as of December 31, 2003	9,890,006	99	—	19,802	(151)	8,152	27,902
Issuance of common stock upon exercise of stock options	378,000	4		752			756
Issuance of common stock upon exercise of warrants	395,570	4		(4)			—
Issuance of common stock on private placement	1,614,082	16	169	2,561			2,746
Net income	—	—		—	—	1,959	1,959

Comprehensive income							1,959

Balance as of September 30, 2004	12,277,658	123	169	23,111	(151)	10,111	33,363

See accompanying notes to the condensed consolidated financial statements.

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
(UNAUDITED)
(IN THOUSANDS EXCEPT SHARE DATA)

Nine months ended September 30, 2003

	Common Stock		Additional	Treasury Stock		Accumulated Other
		Par	Paid-in		Purchase	Comprehensive	Retained
	Shares	Value	Capital	Share	Cost	Loss	Earnings	Total
		US$	US$		US$	US$	US$	US$
Balance as of December 31, 2002	8,671,615	87	17,410	(318,200)	(391)	(151)	6,339	23,294
Issuance of common stock on exercise of stock warrants and options	673,891	6	1,150					1,156
Sales of treasury stock	—		149	318,200	391			540
Stock-based transaction	—		9					9
Net income	—	—	—	—	—	—	1,220	1,220

Comprehensive income								1,220

Balance as of September 30, 2003	9,345,506	93	18,718	—	—	(151)	7,559	26,219

See accompanying notes to the condensed consolidated financial statements.

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(IN THOUSANDS)

	Nine months ended
	September 30
	2004	2003
	US$	US$
Cash flows from operating activities:
Net income	1,959	1,220
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and impairment loss on property, plant and equipment	852	895
Unrealised (gain) loss on derivatives	(57)	162
Loss on disposal and write-off of property, plant and equipment	—	2
Allowance for doubtful debts	—	(28)
Costs associated with stock-based transactions	—	9
Minority interests	—	(8)
Changes in operating assets and liabilities:
Trade receivables	825	(3,533)
Inventories	(12,932)	(2,325)
Prepayments and other current assets	(708)	(1,564)
Due from related parties	13	—
Trade payables	5,258	978
Accrued expenses and other payables	971	697
Letters of credit	877	1,581

Net cash used in operating activities	(2,942)	(1,914)

Cash flows from investing activities:
Change in restricted cash	(303)	845
Purchase of property, plant and equipment	(441)	(476)
Proceeds on disposal of property, plant and equipment	4	2

Net cash (used in) provided by investing activities	(740)	371

Cash flows from financing activities:
Change in bank overdrafts	(663)	(556)
Proceeds from issuance of common stock	2,746	—
Proceeds from issuance of shares upon exercise of stock options	756	1,156
Loans acquired	6,070	1,553
Repayment of loans	(2,572)	(1,464)
Repayment of capitalized leases	(14)	(24)
Sales proceeds of treasury stock	—	540

Net cash provided by financing activities	6,323	1,205

Net increase (decrease) in cash and cash equivalents	2,641	(338)
Cash and cash equivalents, at beginning of period	2,722	997

Cash and cash equivalents, at end of period	5,363	659

Supplemental disclosure:
Cash paid during the period for:
Interest	645	521
Taxes	6	12

See accompanying notes to the condensed consolidated financial statements.

LJ INTERNATIONAL INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(INFORMATION SUBSEQUENT TO DECEMBER 31, 2003 IS UNAUDITED)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

LJ International Inc. (the Company) and its subsidiaries (collectively the Group) are principally involved in the design, manufacture, marketing and sale of precious and semi-precious gemstones jewelry as well as diamond jewelry. While the Company is based in Hong Kong, its manufacturing operations are in the People’s Republic of China (PRC) and most of its sales are currently in the United States of America (US). The Group also owns certain commercial and residential properties located in Hong Kong, which are held primarily for investment purposes.

The unaudited condensed consolidated financial statements included the accounts of LJ International Inc. (the “Company”) and its subsidiaries. All material intercompany accounts and transactions have been eliminated on consolidation. The accompanying unaudited condensed consolidated financial statements and related notes should be read in conjunction with the financial statements and related notes included in the Company’s annual report on Form 20-F for the year ended December 31, 2003 filed with the Securities and Exchange Commission on March 30, 2004.

The information furnished reflects, in the opinion of the management of the Company, all adjustments, consisting of normal recurring accruals, which are necessary to present a fair statement of the results for the interim periods presented.

The interim periods figures are not necessarily indicative of the results to be expected for the fiscal year due to the seasonal nature of the business.

Certain prior period amounts have been reclassified to conform to current period presentation.

2.	INVENTORIES

Inventories consist of:

	As of	As of
	September 30	December 31
	2004	2003
	US$’000	US$’000
Raw materials	22,753	14,774
Work-in-progress	651	742
Finished goods	11,015	5,971

	34,419	21,487

3.	STOCK REPURCHASE PROGRAM

In September 2001, the Company announced a Common Stock repurchase program pursuant to which the Company may repurchase up to 1,000,000 shares of Common Stock.

As of March 31, 2003, the Company purchased, through open market purchases, 318,200 shares of common stock of the Company at an aggregate consideration of approximately US$391,000. In July 2003, the Company sold 318,200 shares to a non-affiliated party for a consideration of US$541,000.

4.	PRIVATE PLACEMENT OF COMMON STOCK AND WARRANTS TO PURCHASE COMMON STOCK

On September 1, 2004, the Company entered into securities purchase agreements with a group of investors for issuance of Common Stock and five-year warrants to purchase shares of Common Stock (“Warrants”). The Company sold to the investors 1,614,082 units at a price of $2.20 per unit, each unit consisting of one share of Common Stock and one Warrant to acquire up to 30% of the common stock so issued at an exercise price of $2.98 per share, which expires on September 3, 2009. The Common Stock portion of the Units represented an aggregate of approximately 13.1% of the outstanding Common Stock of the Company after giving effect to the sales.

The Company also entered into registration rights agreements with the Investors. Pursuant to the terms of the registration rights agreements, the Company agreed to register the shares of common stock and the shares underlying the warrants for resale on behalf of the Investors. The registration of the common stock and the shares underlying the warrants became effective on October 12, 2004.

5.	STOCK BASED COMPENSATION

The 1998 Stock Compensation Plan

Effective June 1, 1998, the Company adopted and approved the 1998 Stock Compensation Plan. The purpose of the plan is to:

•	encourage ownership of the common stock by the Company’s officers, directors, employees and advisors;

•	provide additional incentive for them to promote the Company’s success and the Company’s business; and

•	encourage them to remain in employment by providing them an opportunity to benefit from any appreciation of the Company’s common stock through the issuance of stock options.

Options constitute either incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, or options which constitute nonqualified options at the time of issuance of such options. The plan provides that incentive stock options and/or nonqualified stock options may be granted to our officers, directors, employees and advisors selected by the compensation committee. A total of 4,000,000 shares of common stock are authorized and reserved for issuance during the term of the plan, which expires in June 2008. The compensation committee has the sole authority to interpret the plan and make all determinations necessary or advisable for administering the plan. The exercise price for any incentive option must be at least equal to the fair market value of the shares as of the date of grant. Upon the exercise of the option, the exercise price must be paid in full either in cash, shares of our stock or a combination. If any option is not exercised for any reason, such shares shall again become available for the purposes of the plan.

On October 17, 2000, the Company offered each option holder the opportunity to cancel all or some of the stock options previously granted in exchange for the granting on April 30, 2001 of options to acquire an equal number of shares with an exercise price equal to the then last sale price of the stock on April 30, 2001, for a new term of seven years expiring April 30, 2008.

As of September 30, 2004, 1,492,500 options had been exercised and the following options to purchase shares of our common stock under the plan remained outstanding:

•	stock options to purchase 1,444,000 shares and 872,000 shares at $2.00 per share through April 30, 2008 and June 30, 2013 respectively, of which 1,640,000 shares are held by our directors and officers as a group.

The 2003 Stock Compensation Plan
Effective July 1, 2003, we adopted and approved the 2003 Stock Compensation Plan, which our shareholders approved on December 5, 2003. The purpose of the plan is to:

•	encourage ownership of the common stock by the Company’s officers, directors, employees and advisors;

•	provide additional incentive for them to promote the Company’s success and the Company’s business; and

•	encourage them to remain in employment by providing them an opportunity to benefit from any appreciation of the Company’s common stock through the issuance of stock options.

Options constitute either incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, or options which constitute nonqualified options at the time of issuance of such options. The plan provides that incentive stock options and/or nonqualified stock options may be granted to our officers, directors, employees and advisors selected by the compensation committee. A total of 4,000,000 shares of common stock are authorized and reserved for issuance during the term of the plan, which expires in June 2013. The compensation committee has the sole authority to interpret the plan and make all determinations necessary or advisable for administering the plan. The exercise price for any incentive option or nonqualified option may be less than the fair market value of the shares as of the date of grant. Upon the exercise of the option, the exercise price must be paid in full either in cash, shares of our stock or a combination. If any option is not exercised for any reason, such shares shall again become available for the purposes of the plan.

As of September 30, 2004, 8,000 options had been exercised and the following options to purchase shares of our common stock under the plan remained outstanding:

•	stock options to purchase 1,270,000 shares at $2.00 per share and 200,000 shares at $2.35 per share through June 30, 2013, of which 312,000 shares are held by our directors and officers as a group.

We record compensation expense for stock-based employee compensation plans using the intrinsic value method in which compensation expense, if any, is measured as the excess of the market price of the stock over the exercise price of the award on the measurement date. As the exercise price of the Company’s incentive stock options is same as or higher than the market price of the underlying stock on the date of grant, pursuant to APB No. 25, no compensation expense has been recognized for stock options granted to employees for each of the periods presented.

LJ INTERNATIONAL INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(INFORMATION SUBSEQUENT TO DECEMBER 31, 2003 IS UNAUDITED)

We are a totally vertically integrated company that designs, brands, markets and distributes a complete range of fine jewelry. While we specialize in the semi-precious jewelry segment, we also offer high-end pieces set in yellow gold, white gold, platinum or sterling silver and adorned with semi-precious stones, diamonds, pearls and precious stones. We distribute mainly to fine jewelers, department stores, national jewelry chains and TV shopping channels and discount chain stores throughout North America, Western Europe and Japan. Our product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.

We believe that our vertically integrated structure provides significant advantages over our competitors. All profits from value added processes are captured internally, rather than shared with third party manufacturers. This results in very competitive pricing for the retailer and enhanced profits for us. Innovative processes in stone cutting and manufacturing further enhance our competitive position.

We employ an international design team and all of our designs and merchandising strategies are proprietary. Our exclusive and innovative concepts that we create offer brand potential. Our primary marketing focus has been in North America where we have sold directly to certain high volume customers who need specialized product development services and through a marketing relationship with International Jewelry Connection (IJC) for those customers that need higher levels of service and training.

We organize our marketing and distribution strategies by retail distribution channels. Concepts are developed for the specific needs of different market segments. We have identified the following as prime retail targets:

•	fine jewelers;

•	national jewelry chains;

•	department stores;

•	TV shopping channels; and

•	discount chain stores.

RESULTS OF OPERATIONS FOR THE THREE MONTHS AND NINE MONTHS ENDED
SEPTEMBER 30, 2004 AND SEPTEMBER 30, 2003

Revenues

	Three months ended September 30,			Nine months ended September 30,
(in thousands)	2004	2003	% change	2004	2003	% change
Revenues	21,613	16,926	27.7%	52,369	39,681	32.0%

The increase in revenues for the three months period and nine months period ended September 30, 2004, compared with the same periods last year, was primarily due to the acceptance of new products, new customers, and increase in orders from existing customers, and customers’ early placement of orders for the fourth quarter of 2004.

Cost of Sales and Gross Profit

	Three months ended September 30,			Nine months ended September 30,
(in thousands)	2004	2003	% change	2004	2003	% change
Cost of sales	16,966	13,426	26.4%	40,419	30,570	32.2%
% of revenues	78.5%	79.3%		77.2%	77.0%
Gross profit	4,647	3,500		11,950	9,111
% of revenues	21.5%	20.7%		22.8%	23.0%

There was slight increase of gross profit margin to 21.5% for the three months period ended September 30, 2004 from 20.7% for the comparable period last year. The gross profit margin stabilized at approximately 22.8% for the nine months period ended September 30, 2004 and September 30, 2003.

Selling, General and Administrative Expenses (SG&A Expenses)

	Three months ended September 30,			Nine months ended September 30
(in thousands)	2004	2003	% change	2004	2003	% change
Selling, general and administrative expenses	3,261	2,630	24.0%	9,295	7,515	23.7%
% of revenues	15.1%	15.5%		17.7%	18.9%

Selling, general and administration expenses was well controlled at approximately 15% of sales for the three months period ended September 30, 2004 and for comparable periods last year. SG&A expenses dropped to 17.7% of sales for the nine months period ended September 30, 2004 from 18.9% of sales for the comparable periods last year.

Other Revenues

	Three months ended September 30,			Nine months ended September 30,
(in thousands)	2004	2003	% change	2004	2003	% change
Interest income	13	8	62.5%	18	32	(43.8%)
% of revenues	—	—		—	0.1%
Rental income	32	37	(13.5%)	95	131	(27.5%)
% of revenues	0.2%	0.2%		0.2%	0.3%

Interest Expenses

	Three months ended September 30,			Nine months ended September 30,
(in thousands)	2004	2003	% change	2004	2003	% change
Interest expenses	260	203	28.1%	645	521	23.8%
% of revenues	1.2%	1.2%		1.2%	1.3%

The increase was primarily due to increased utilization level of bank overdraft, letters of credit and factoring facilities, and increase of interest rate in year 2004.

Net Income (Loss)

	Three months ended		Nine months ended
	September 30,		September 30,
(in thousands)	2004	2003	2004	2003
Net income (loss)	1,059	701	1,950	1,220
Weighted average number of shares
Basis	11,134	8,504	10,725	8,504
Diluted	11,882	10,066	11,835	10,066
Earning (loss) per share
Basic	0.10	0.08	0.18	0.14
Diluted	0.09	0.07	0.16	0.12

Net income was increased by 51% and 60% for the three months and nine months ended September 30, 2004 respectively.

LIQUIDITY AND CAPITAL RESOURCES

We have no direct business operations other than the ownership of our subsidiaries and investment securities. Our ability to pay dividends and meet other obligations depends upon our receipt of dividends or other payments from our operating subsidiaries and investment securities. There are currently no known restrictions on our subsidiaries and investment securities to pay dividends to us; however, we do not currently intend to pay dividends to our shareholders.

Cash Flows:

(in thousands)	Nine months ended September 30,
	2004	2003
Net cash used in operating activities	(2,942)	(1,914)
Net cash (used in) provided by investing activities	(740)	371
Net cash provided by financing activities	6,323	1,205
Net increase (decrease) in cash and cash equivalents	2,641	(338)

Operating Activities:

Net cash used in operating activities during the nine months period ended September 30,2004 was $2,942,000, compared to net cash used in operating activities of $1,914,000 in the same period last year. The increase in net cash used in the nine months period ended September 30, 2004 was primarily attributed to the increase in purchases of inventory to meet growing sales orders.

Investing Activities:

Net cash used in investing activities during the nine months period ended September 30, 2004 was $740,000, compared to net cash provided by investing activities of $371,000 in the same period last year. It was due to increase in restricted cash to secure new banking facilities, and capital expenditure on improvement of factory facilities in the nine months period ended September 30, 2004.

Financing Activities:

Net cash provided by financing activities during the nine months period ended September 30, 2004 was $6,323,000, which represented the proceeds from private placement of common stock, from issuance of shares upon exercise of stock options, increase of new loans acquired and offset by the repayment of matured bank loans, and reduction of bank overdrafts utilization level.

Financing Sources

Banking Facilities and Notes Payables

We have various letters of credit and overdraft under banking facilities. The banking facilities are collateralized by land and buildings, investment properties, restricted cash deposits, factored receivables and personal guarantees of a director.

               Letters of Credit, overdrafts and others:

	As of	As of
	September 30	December 31
	2004	2003
	US$’000	US$’000
Facilities granted:
Letters of credit	24,577	19,005
Overdraft	3,205	3,397

	27,782	22,402

Utilized:
Letters of credit	14,496	13,619
Overdraft	649	1,312

	15,145	14,931

The letters of credit and bank overdrafts are denominated in H.K. dollars and U.S. dollars, bear interest at the floating commercial bank lending rates in Hong Kong, and are renewable annually with the consent of the relevant banks.

               Notes payable:

	As of	As of
	September 30	December 31
	2004	2003
	US$’000	US$’000
Notes payable	1,531	1,516

We have term loans classified under notes payable which are related to the Group’s properties. These loans are denominated in H.K. dollars and Renminbi, bear interest at pre-fixed rates in Hong Kong and China upon renewal.

Gold Loan Facilities:

	As of	As of
	September 30	December 31
	2004	2003
	US$’000	US$’000
Gold loan outstanding (in $)	6,894	3,118

Gold loan outstanding (in troy ounces)	18,920	10,900
Gold loan interest rate	1.7%-2.45%	1.5%-2.5%

We have also secured “gold loan” facilities with banks, which bear a below-market interest rate. Due to lower interest rates charged for gold loans, our cost through our gold loan program has been substantially less than the costs that would have been incurred if we were to finance the purchase of all of our gold requirements with borrowings under our letter of credit facility or other credit arrangements. The gold loan, however, does expose us to certain market risks associated with potential future increases in the price of gold, so in 2003, we have put in place mechanisms to hedge against such risks. Under the gold loan arrangements, we may defer the purchase until such time as we deem appropriate, the price to be paid being the current market price at time of payment. At the close of each reporting period, the gold loan is valued at fair value with changes reflected on the income statement.

FORWARD LOOKING STATEMENTS

This Quarterly Report contains certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include the words “believe,” “expect,” “plans” or similar words and are based in part on the Company’s reasonable expectations and are subject to a number of factors and risks, many of which are beyond the Company’s control. Actual results could differ materially from those discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as a result of any of the following factors:

a)	general economic conditions and their impact on the retail environment;

b)	fluctuations in the price of gold and other metals used to manufacture the Company’s jewelry;

c)	risks related to the concentration of the Company’s customers, particularly the operations of any of its top customers;

d)	variability of customer requirements and the nature of customers’ commitments on projections and orders; and

e)	the extent to which the Company is able to attract and retain key personnel.

In light of these uncertainties and risks, there can be no assurance that the forward-looking statements in this Quarterly Report will occur or continue in the future. Except for its required, periodic filings under the Securities Exchange Act of 1934, the Company undertakes no obligations to release publicly any revisions to these forward looking statements that may reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

LJ INTERNATIONAL INC.
PART II — OTHER INFORMATION

Item 1 and 2

     Not applicable.

Item 3.

     QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     Not applicable.

Item 4 and 5

     Not applicable

Item 6.

     (a) Reports On Form 8-K

Not applicable.